PROFESSIONALLY MANAGED PORTFOLIOS

AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the April 30, 2021, to the Operating Expense Limitation Agreement dated as of March 12, 2012, by and between Professionally Managed Portfolios, a Massachusetts business trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Funds”), and the Advisor of the Funds, Muzinich & Co., Inc. (the “Advisor”). This Agreement amends and restates the Operating Expense Limitation Agreement dated March 12, 2012 in its entirety.

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 12th day of March, 2012 (the “Investment Advisory Agreement”); and

WHEREAS, pursuant to the Investment Advisory Agreement, the Funds are responsible for, and has assumed the obligation for, payment of all expenses that have not been assumed by the Advisor thereunder; and

WHEREAS, the Advisor desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit the Funds’ Operating Expenses to an annual rate, expressed as a percentage of the Funds’ average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of the Funds, as accrued each month, exceed its Annual Limit, the Advisor will pay to the Funds, on a monthly basis, the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due.  In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Advisor with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and each of its classes, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, interest expenses, brokerage commissions, acquiring fund fees and expenses, extraordinary expenses, such as expenses incurred in connection with any merger or reorganization, and/or litigation, or any class-specific expenses such as Rule 12b-1 fees or Shareholder Servicing Plan fees.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	MUZINICH & CO., INC.

By: /s/ Elaine E. Richards	By: /s/ Cheryl Rivkin
Name: Elaine E. Richards	Name: Cheryl Rivkin
Title: President	Title: Director

Amended Appendix A

PROFESSIONALLY MANAGED PORTFOLIOS

Muzinich Funds
Amended and Restated Operating Expense Limitation Agreement – Operating Expense Limits
(as a percentage of average daily net assets)

Series of Professionally Managed Portfolios	Operating Expense Limit
Muzinich Credit Opportunities Fund	0.60%
Muzinich U.S. High Yield Credit Fund	0.58%
Muzinich Low Duration Fund	0.50%
Muzinich High Income Floating Rate Fund	0.55%